UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   August 3, 2010           File No.  001-33501

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Dejour Boosts Producing Reserve Value by 150% at Woodrush

Woodrush 100% Proved plus Probable Reserves valued at Before Tax Net PV-10 of CAD$23 Million (net of capital, operating costs and local taxes)

Calgary, Alberta, August 3, 2010 -- Dejour Enterprises Ltd. (NYSE-AMEX: DEJ / TSX: DEJ), an independent oil and natural gas company operating multiple exploration and production projects in North America's Piceance / Uinta Basin and Peace River Arch regions announces the results of an updated reserve assessment for its Woodrush Project.  The reserve evaluation, effective June 30, 2010, was conducted by independent, global consultants GLJ Petroleum Consultants (“GLJ”), of Calgary, Alberta, a qualified reserve evaluator, and was prepared in accordance with Canada’s National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the COGE Handbook. The forecast prices are based on July 2010 Nymex futures strips prices prepared by GLJ and adjusted for the appropriate transportation differentials.

Summary of Dejour’s Woodrush June 30, 2010 PV-10 Net Reserves (75% Working Interest)

Reserves Category	Light Oil and Liquids (Thousands of Barrels)	Natural Gas (Millions of Cubic Feet)	Barrel of Oil Equivalent (Thousands of Barrels)	Net Present Value of Before Tax Cash Flow Discounted at 10% (CAD)
Total Proved Producing	201	911	354	$10,558,000
Proved plus Probable Producing	312	1,324	543	$15,724,000
Total Proved Plus Probable	346	1,539	604	$17,071,000

Proved and Probable Reserves, at this time, are attributed solely to the Notekewin, Gething and Halfway Formation underlying the company’s 6000 acre leasehold at Woodrush.

“In the first half of 2010 Dejour was able to more than double reserves at Woodrush, after deducting 2010 production to date, for a net investment of $3 million in seismic acquisition and drilling.  More importantly, the company increased the net present value of Proved and Probable Producing reserves of this project by 150% to almost $16 million by significantly increasing our oil reserves. After full analysis of our 3D seismic program and the drilling results to date, the company has identified at least two additional development locations in the Halfway oil pool.  In the third quarter of this year Dejour plans to drill additional wells to augment both reserve and revenue growth and, if successful, will then implement a secondary recovery project in the Halfway sand that would more than double, again, the value of this property.” says Hal Blacker, Dejour COO.

About Dejour

Dejour Enterprises Ltd. is a high growth crude oil and natural gas company operating multiple exploration and production projects in North America's Piceance / Uinta Basin (109,000 net acres) and Peace River Arch regions (20,000 net acres). Dejour's veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE- Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Disclosures Regarding Reserve Estimates:  The reserve estimates assume available funding for development of the properties. Disclosed values do not necessarily represent fair market value.  A conversion ratio of 6 thousand cubic feet to 1 bbl is used in the above tables and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Barrel of oil equivalents may be misleading, particularly if used in isolation.

Statements Regarding Forward-Looking Information: This news release contains statements that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the assessment that the reserves and resources described can be profitably produced in the future, based on certain estimates and assumptions, these forward-looking statements include but are not limited to, the availability of funding for future projects, the, risks related to estimated reserves being inaccurate or incomplete or based upon errors in assumptions, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, fluctuations in oil and gas prices and prices for drilling and other well services, and government regulation, as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour's operations or financial results, are included in Dejour's reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

DEJOUR ENTERPRISES LTD.
Robert L. Hodgkinson, Co-Chairman & CEO
    Investor Relations - New York
598 - 999 Canada Place,
    Craig Allison
Vancouver, BC Canada V6C 3E1
    Phone: 914-882-0960
Phone: 604.638.5050 Facsimile: 604.638.5051
    Email: callison@dejour.com

Dejour Enterprises Ltd. (Registrant)

Dated: August 3, 2010	By:	/s/ Mathew Wong
Mathew Wong,
Chief Financial Officer